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                             Filed by UbiquiTel Inc.
                             Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
                             Subject Company: UbiquiTel Inc.
                             Commission File No: 000-30761


Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by UbiquiTel Inc. ("UbiquiTel") with the SEC in connection with its proposed acquisition of VIA Wireless, LLC ("VIA Wireless") because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed by UbiquiTel with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from UbiquiTel by directing such requests to UbiquiTel Inc., One West Elm Street, 4th Floor, Conshohocken, Pennsylvania 19428, Attention: Investor Relations (telephone: (610) 832-3300).

UbiquiTel and VIA Wireless, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from UbiquiTel's shareholders in connection with the proposed transaction. A description of any interests that UbiquiTel's and VIA Wireless' directors and executive officers have in the proposed transaction will be contained in the proxy statement/prospectus.

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in UbiquiTel's forward-looking statements, including the following factors: UbiquiTel's ability to consummate the VIA transaction, including obtaining stockholder approval, regulatory approval and other third-party consents; UbiquiTel's ability to consummate the sale of the Spectrum, including regulatory approval; UbiquiTel's ability to find purchasers for other non-core assets of VIA; UbiquiTel's ability to realize expected cost savings from the conversion of VIA Wireless to a Type II Sprint PCS affiliate and integration of VIA's operations; UbiquiTel's ability to finance future growth opportunities; UbiquiTel's dependence on its affiliation with Sprint PCS; changes or advances in technology; changes in Sprint's national service plans or fee structure with UbiquiTel; changes in population; increased competition in UbiquiTel's markets; UbiquiTel's ability to manage anticipated growth and rapid expansion; and general market and economic conditions. Certain of these and other applicable risks, cautionary statements and factors that could cause actual results to differ from UbiquiTel's forward-looking statements are included in UbiquiTel's filings with the Securities and Exchange

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Commission, specifically in the "risk-factors" section of UbiquiTel's
Registration Statement on Form S-1 as declared effective by the Securities and Exchange Commission on June 7, 2000

  THE FOLLOWING PRESS RELEASE WAS ISSUED BY UBIQUITEL INC. ON MARCH 6, 2001.



[UbiquiTel Logo]                                               [Sprint PCS Logo]

FOR IMMEDIATE RELEASE

                          UBIQUITEL TO SELL SPECTRUM

  THE FUNDING FOR UBIQUITEL'S ACQUISITION OF VIA WIRELESS WILL COME FROM THE SALE OF THE SPECTRUM TO VOICESTREAM WIRELESS AND AN INCREASE IN UBIQUITEL'S
                             SENIOR DEBT FACILITY.

CONSHOHOCKEN, PA - MARCH 6, 2001 - UbiquiTel Inc. (NASDAQ:UPCS), a Sprint PCS Network Partner, today announced that it has entered into a definitive agreement to sell to Voicestream Wireless the California spectrum of VIA Wireless ("VIA"), a privately-held Sprint PCS Network Partner, after UbiquiTel completes the acquisition of VIA which it announced on February 22, 2001. The spectrum to be sold under the agreement includes 10 MHz of F Block spectrum in the Stockton, Merced, Modesto, Fresno and Visalia-Porterville-Hanford BTAs and 10 MHz of A Block spectrum in the Bakersfield BTA (the "Spectrum"). The purchase price for the Spectrum will be $50 million. The sale is subject to the closing of the VIA acquisition, regulatory approval by the Federal Communications Commission and other customary closing conditions.

     UbiquiTel also announced today the funding into escrow, along with its other borrowings, of an increase in its senior debt facility of $50 million. With the agreement for the sale of the Spectrum and the increase in funding of its senior debt facility, the company's necessary financing is in place for completion of the acquisition of VIA. The funding of the increase in UbiquiTel's senior debt facility was provided by BNP Paribas, GE Capital and Fortis Capital. With the additional senior debt, and an agreement for the sale of the Spectrum in place, UbiquiTel has the required financing in place to complete the VIA acquisition, and expects to continue to be over funded for its network build-out and operations resulting in additional liquidity for subsequent growth opportunities.

     Donald A. Harris, chairman and CEO of UbiquiTel said, "We are pleased to announce the agreement for the sale of the VIA Spectrum and the increase in our senior debt facility so soon after the execution of the VIA acquisition agreement. Not only do these steps support the planned closing of the VIA acquisition, they also reflect the fundamental financial strength of UbiquiTel and its core business."

     In addition to the sale of the California Spectrum, UbiquiTel continues to explore the potential for the sale of certain additional non-core assets of VIA including, among others, owned tower sites and spectrum licenses in Ada, OK and Johnstown, PA.

     UbiquiTel is the exclusive provider of Sprint PCS digital wireless personal communication services to midsize markets in the Western and Midwestern United States covering a total population of approximately 7.7 million residents. When complete, the majority of UbiquiTel's network will cover portions of California, Nevada, Washington, Idaho, Montana, Wyoming, Utah, Indiana and Kentucky.

                                  -- more --


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     VIA Wireless is the exclusive provider of Sprint PCS digital wireless personal communication services to the central valley of California, which covers approximately 3.4 million licensed POPs. Its markets are contiguous to UbiquiTel's markets in Northern California and include Fresno, Bakersfield and Stockton. The VIA network currently covers approximately 2.5 million residents, including key travel corridors between Los Angeles and San Francisco. As of December 31, 2000, VIA Wireless had more than 40,000 subscribers. Pro forma for the acquisition of VIA, UbiquiTel will have approximately 60,000 subscribers.

     The closing of the VIA transaction is subject to regulatory approvals, including the Federal Communications Commission and approval by UbiquiTel's stockholders of the issuance of the shares, and is expected to close by July 31, 2001. Upon completion of the VIA transaction, UbiquiTel will become the second largest Sprint PCS network partner with over 11.1 licensed pops (people).

     UbiquiTel's management held a conference call on February 22, 2001 regarding its fourth quarter 2000 results, 2001 outlook and the VIA transaction. Investors and interested parties were provided with the opportunity to listen to the call via a live Webcast accessible on the investor relations page of the company's web site at www.ubiquitelpcs.com. The Webcast and presentation will be available on the site for approximately three months after February 22, 2001.

     STATEMENTS CONTAINED IN THIS NEWS RELEASE THAT ARE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE MADE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN UBIQUITEL'S FORWARD-LOOKING STATEMENTS, INCLUDING THE FOLLOWING FACTORS:
UBIQUITEL'S ABILITY TO CONSUMMATE THE VIA TRANSACTION, INCLUDING OBTAINING STOCKHOLDER APPROVAL, REGULATORY APPROVAL AND OTHER THIRD-PARTY CONSENTS; UBIQUITEL'S ABILITY TO CONSUMMATE THE SALE OF THE SPECTRUM, INCLUDING REGULATORY APPROVAL; UBIQUITEL'S ABILITY TO FIND PURCHASERS FOR OTHER NON-CORE ASSETS OF VIA; UBIQUITEL'S ABILITY TO REALIZE EXPECTED COST SAVINGS FROM THE CONVERSION OF VIA WIRELESS TO A TYPE II SPRINT PCS AFFILIATE AND INTEGRATION OF VIA'S OPERATIONS; UBIQUITEL'S ABILITY TO FINANCE FUTURE GROWTH OPPORTUNITIES; UBIQUITEL'S DEPENDENCE ON ITS AFFILIATION WITH SPRINT PCS; CHANGES OR ADVANCES IN TECHNOLOGY; CHANGES IN SPRINT'S NATIONAL SERVICE PLANS OR FEE STRUCTURE WITH UBIQUITEL; CHANGE IN POPULATION; INCREASED COMPETITION IN UBIQUITEL'S MARKETS; UBIQUITEL'S ABILITY TO MANAGE ANTICIPATED GROWTH AND RAPID EXPANSION; AND GENERAL MARKET AND ECONOMIC CONDITIONS. CERTAIN OF THESE AND OTHER APPLICABLE RISKS, CAUTIONARY STATEMENTS AND FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM UBIQUITEL'S FORWARD-LOOKING STATEMENTS ARE INCLUDED IN UBIQUITEL'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY IN THE "RISK FACTORS" SECTION OF UBIQUITEL'S REGISTRATION STATEMENT ON FORM S-1 AS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2000.

CONTACTS:
Dava Guerin
Guerin Public Relations, Inc.
(215) 914-2040 or (215) 262-0740 (wireless)

John Nesbett or Mary Ellen Adipietro             Peter Lucas
Lippert/Heilshorn & Associates                   UbiquiTel Inc.
(212) 838-3777                                   (610) 832-3392
jgn@lhai.com or mary@lhai.com                    info@ubiquitelpcs.com

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     THE FOLLOWING IS A TRANSCRIPTION OF A PORTION OF A CONFERENCE CALL BY
                   UBIQUITEL INC. HELD ON FEBRUARY 22, 2001


For the full year 2001, assuming we close the VIA transaction by the end of July, we expect revenues to increase more than 750% over this year to $79.8 million. We hope to end the year with approximately 158,000 subscribers. We expect an EBITDA loss of $60 to $65 million and a loss between $2.0 and $2.4 per share as we continue to invest in building out the network. In terms of CAPEX, we expect to spend approximately $110 million in 2001. We still anticipate becoming cash flow positive in early 2003, and have sufficient funds to support our operations and build-out until that time.